# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AVANOS MEDICAL INC, CIK 0001606498
CUSIP: 05350V106
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 5405 WINDWARD PARKWAY, SUITE 100 SOUTH, ALPHARETTA, Georgia (GA), 30004
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001897612-24-001947
Filed by CIK 0001897612

## Reporting persons
- T. Rowe Price Investment Management, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Maryland (MD); sole voting power 4,683,148; shared voting power 0; sole dispositive power 4,713,494; shared dispositive power 0; aggregate amount beneficially owned 4,713,494 (10.2% of the class)

## Item 1. Issuer
Name of issuer: AVANOS MEDICAL INC
Address of issuer's principal executive offices: 5405 WINDWARD PARKWAY, SUITE 100 SOUTH, ALPHARETTA, GA, 30004

## Item 2. Person Filing
Name of person filing: T. Rowe Price Investment Management, Inc.
Address of principal business office or, if none, residence: 1307 Point Street, Baltimore, MD 21231
Citizenship: Maryland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 4713494
Percent of class: 10.2
Sole power to vote or to direct the vote: 4683148
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4713494
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Ownership of More than Five Percent on Behalf of Another Person (1) Price Investment Management does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which Price Investment Management serves as investment adviser. Any and all discretionary authority which has been delegated to Price Investment Management may be revoked in whole or in part at any time. Except as may be indicated if this is a joint filing with one of the registered investment companies sponsored by Price Investment Management which it also serves as investment adviser ("T. Rowe Price Funds"), not more than 5% of the class of such securities is owned by any one client subject to the investment advice of Price Investment Management. (2) [T. ROWE PRICE SMALL-CAP VALUE FUND ]: T. ROWE PRICE SMALL-CAP VALUE FUND, of which T. Rowe Price Investment Management, Inc. is the investment adviser, holds the securities reported herein in their investment portfolio managed by T. Rowe Price Investment Management, Inc. and such funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that they hold. T. ROWE PRICE SMALL-CAP VALUE FUND has an interest in 2,546,726 of the class reported herein representing 5.5% of the class.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11. T. Rowe Price Investment Management, Inc. hereby declares and affirms that the filing of Schedule 13G shall not be construed as an admission that Price Investment Management is the beneficial owner of the securities referred to, which beneficial ownership is expressly denied.

## Signatures
- T. Rowe Price Investment Management, Inc.: Ellen York, Vice President (10/07/2025)